FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a or 15d—16 of

the Securities Exchange Act of 1934

Press Release issued on May 19, 2003

EuroTel Bratislava, a.s.

(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorska 100/A

831 03 Bratislava

Slovak Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                 No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

PRESS RELEASE

Standard & Poor’s Raises Ratings on EuroTel

Bratislava and Slovak Wireless Finance to

‘BB-’; Outlook Positive

Bratislava, Slovakia, May 19, 2003—EuroTel Bratislava a.s. (“EuroTel” or “the Company”), a leading telecommunications company in the Slovak Republic, announced today that on May 15, 2003, Standard & Poor’s Ratings Services raised its long-term corporate credit rating to ‘BB-’ from ‘B+’, reflecting the improvements in EuroTel’s operational and financial performance. In addition, Standard & Poor’s also raised its senior unsecured debt rating on guaranteed related entity Slovak Wireless Finance Co. B.V. to ‘BB-’ from ‘B+’. The outlook is positive. Standard & Poor’s report is set forth below:

The upgrade reflects EuroTel’s continued solid operational performance, improvement in its credit metrics, and the expectation that the company will generate positive free operating cash flow (FOCF) from 2003. Furthermore, EuroTel has been successful in protecting its relatively strong market position and 42.6% subscriber market share in the two-player Slovak mobile telecoms market, which is approaching saturation.

The upgrade is also supported by the effects of improvements in the Slovak Republic economy (local currency A-/Stable/A-2; foreign currency BBB/Positive/A-3), the increased purchasing power of Slovak consumers, and the effects of the stronger Slovak koruna, which have enabled the company to pay less for equipment purchases.

EuroTel’s profitability improved in the first quarter of 2003, with its EBITDA margin increasing to 43.4% from 32.8% in the fourth quarter of 2002. This reflected a 1.3% quarter-on-quarter revenue drop driven by lower equipment sales in the first quarter of 2003, which was offset by a significant reduction in the cost of sales of mobile services and equipment.

EuroTel’s cash flow relative to debt has improved as lease-adjusted net debt to annualized EBITDA for the first quarter 2003 was about 1.4x compared with 2.5x for the full-year 2001, reflecting the company’s improved operational performance and growth.

EuroTel’s liquidity is adequate. At March 31, 2003, EuroTel had about Sk1.8 billion (€44 million) in short-term investments and cash of Sk980 million (€24 million). The company’s maturity profile is long-dated, as it currently has no short-term debt. EuroTel’s €160 million of senior unsecured notes are due in March 2007. The company generated free cash flow of Sk307 million (€7.5 million) in the first quarter of 2003 (operating cash flow plus disposals minus capital expenditure) and expects to be FOCF positive for the full year 2003, which will enhance its liquidity position. The company does not have any committed credit facilities.

EuroTel remains exposed, however, to foreign exchange risk on its outstanding €160 million ($183 million) bonds due 2007. In addition, a high 76% of the company’s 1.3 million customers use prepaid services, leaving EuroTel exposed to churn. The company is expected to continue in its efforts to migrate its customers from prepaid telephony to postpaid subscriptions to mitigate this risk.

Standard & Poor’s expects competition in the Slovak Republic to continue to be driven by service quality, innovative tariff plans, and value-added services. Although competitive pressure will continue from Orange Slovensko, a.s.—the market leader and a subsidiary of Orange S.A. (BBB/Positive/—)—the two-player Slovak market structure encourages rational competition. Given the 57% mobile penetration rate at March 31, 2003, following a significant slowdown in subscriber growth, Standard & Poor’s believes that it is now less likely that there will be a third facilities-based player in the Slovak market, which mitigates the risk of an intensification of price competition, higher churn, and subscriber-retention rates.

Outlook

The positive outlook reflects Standard & Poor’s expectation that competition will remain rational and that EuroTel will maintain its strong market position and high levels of operating efficiency. This will enable EuroTel to generate sustained FOCF and maintain acceptable levels of liquidity and refinancing risk. The ratings also assume that the company will maintain a reasonable financial policy.

EuroTel (http://www.eurotel.sk) is a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications services and managed data network services. As of March 31, 2003, 1,312,570 active customers were using the services provided by EuroTel. EuroTel’s GSM and NMT mobile networks cover approximately 96% of the Slovak Republic’s 5.4 million population. EuroTel is owned 51% by Slovak Telecom (http://www.telecom.sk), a subsidiary of Deutsche Telekom AG (Frankfurt, Amtlicher Handel: DTE / NYSE: DT; http://www.telekom.de), and 49% by Atlantic West B.V., a joint venture between subsidiaries of Verizon Communications (NYSE: VZ; http://www.verizon.com) and AT&T Wireless Services, Inc. (NYSE: AWE; http://www.attws.com).

For more information, please contact:

Ivan Bošňák	Can Önen
Chief Financial Officer	Investor Relations
+421-2-4955-5114	+1-212-983-1702 x212
bosnaki@eurotel.sk	investor_relations@eurotel.sk

This press release reflects information and opinions as released by Standard & Poor’s. It contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes in the business environment in Slovakia, such as the devaluation of the Slovak Crown, inflation levels above those in the U.S. and economic downturns; the effect of changes in the regulatory environment in Slovakia; our ability to develop new technologies and recruit and retain qualified personnel; our ability to obtain the financing necessary to pursue business opportunities; and our ability to adapt to rapid technological changes and significant competition. Readers are cautioned not to place undue reliance on the aforementioned forward-looking statements, which speak only as of the date hereof and EuroTel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For the purposes of Regulation G, the information submitted to the SEC on this Form 6-K shall be deemed as issued by the Company contemporaneously outside and inside the United States and not specifically targeted at persons located in the United States.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EuroTel Bratislava, a.s.

Date: May 22, 2003

By: /s/    ROBERT CHVÁTAL

      Robert Chvátal

      Chief Executive Officer

By: /s/    IVAN BOŠŇÁK

      Ivan Bošňák

      Chief Financial Officer

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